ADVISORS PREFERRED TRUST

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

#	Fund Name	Annual Management Fee as a Percent of Average Net Assets of the Fund	Effective Date
1	Spectrum Low Volatility Fund *	2.15%	8-1-19
2	Spectrum Advisers Preferred Fund *	1.50%	8-1-19
3	Spectrum Unconstrained Fund *	2.15%	to be determined
4	Hundredfold Select Alternative Fund *	1.00%	8-9-19
*	Pursuant to Section 2.2 of this Agreement, the Adviser shall bear expenses identified under Section 2.2.8, Section 2.2.9(ii), and Section 2.2.14.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized with effect as of the dates indicated above and with effect upon commencement of investment operations for Funds with the notation above of "to be determined."

ADVISORS PREFERRED TRUST By: /s/___________________ Name: Catherine Ayers-Rigsby Title: President	ADVISORS PREFERRED LLC By: /s/_________________ Name: Catherine Ayers-Rigsby Title: Chief Executive Officer